[LETTERHEAD OF EPICEPT CORPORATION]

October 13, 2010

Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EpiCept Corporation Form 10-K for the year ended December 31, 2009 Filed March 15, 2010 File No. 000-51290

Dear Mr. Rosenberg:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of September 28, 2010 (the “Letter”) regarding the above-captioned filing of EpiCept Corporation. We are in the process of preparing our response to the comments contained in the Letter, and will be able to provide our response on or before Wednesday, October 20, 2010.

Sincerely,

EPICEPT CORPORATION

By: /s/ Robert W. Cook
Name: Robert W. Cook
Title: Senior Vice President & Chief Financial Officer